22004155

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2022
Washington DC
413

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SEC FILE NUMBER
8-52947

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Consilium Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

265 Franklin Street - Suite 504
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard D. Briggs Jr.	617-571-6305	rdb@cpboston.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company, LLP
(Name – if individual, state last, first, and middle name)

160 Franklin Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

8/11/2009	3376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2021

TABLE OF CONTENTS

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consilium Partners LLC, as of December 31, 2021, and the related statements of operations, change in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Consilium Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consilium Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I supplemental information has been subjected to audit procedures performed in conjunction with the audit of Consilium Partners LLC's financial statements. The supplemental information is the responsibility of Consilium Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17. C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Consilium Partners LLC's auditor since 2016.

Edelstein & Company LLP

Boston, Massachusetts
February 28, 2022

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2021

Assets:	
Cash	$ 914,066
Accounts receivable	37,500
Due from members	10,883
Property and equipment, net	5,631
Right of use asset, net	103,876
Total assets	$ 1,071,956

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 10,262
Accrued expenses	20,000
Distributions payable	350,000
Due to member	16,301
Deferred revenue	26,343
Lease liability payable	106,449
Total liabilities	529,355
Members' equity	542,601
Total liabilities and members' equity	$ 1,071,956

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in 2000 in the state of Massachusetts and provides a range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company does not carry customers' funds or securities and is exempt from Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, the allowance for doubtful accounts, as well as the risks and uncertainties associated with the ongoing COVID-19 global pandemic.

Cash:

Cash consists of balances held in a checking and savings account at a bank, which typically exceed FDIC limits.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients and maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 2 – Summary of significant accounting policies – (continued).
Accounts Receivable (continued)

is unlikely. As of December 31, 2021 the Company has determined that all accounts receivables are collectible and accordingly, no allowance for doubtful accounts has been recorded.

Revenue recognition:

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determine the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The majority of the Company's revenues are generated from transaction advisory services to its clients and general consulting services.

The Company enters into contracts with customers for transaction advisory services, that are cancellable by either party at any time, and include advisory fees and success fees. Advisory fees are fixed, nonrefundable fees billed monthly and recognized as revenue over time as the services are provided to the customer. Success fees are considered variable consideration and are received upon the successful consummation of a transaction as defined in the contract with the customer. The success fee is typically based on percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed and the uncertainty associated with the variable consideration is resolved. The time between invoicing and when payments are due is not significant.

The Company enters into contracts with customers for consulting services that require the delivery of a written report. Revenues under these arrangements are recognized at a point in time when the Company has substantially completed its work and delivered its report. Invoicing and payments are based on billing schedules established in the client contract which vary among customers. Deferred revenues represent contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of the performance obligations.

The Company also enters into contracts with customers to provide general consulting services that do not contain a specific deliverable. Under these arrangements the Company views its performance obligation as a promise to transfer a series of distinct services to the customer that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed. This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 2 – Summary of significant accounting policies – (continued).
Revenue recognition - continued

Company invoices monthly under these arrangements with payment due on receipt of invoice.

Payments for advisory and consulting services are due based on monthly or quarterly billing schedules established in the client contract, which can vary among customers. Deferred revenues represent contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of performance obligations.

For the year ended December 31, 2021 $4,542,193 of revenue was recognized at a point in time and $1,081,637 of revenue was recognized over-time.

Expense reimbursements are included in revenue and an equivalent amount of reimbursable expenses is included in operating expense in the period in which the expense is incurred.

The Company recorded accounts receivable of $37,500 and $68,400 at December 31, 2021 and December 31, 2020, respectively.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	Lesser of 3 years or remaining term of lease

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases:

Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date of the related lease. The lease liability is measured as the present value of the lease payments over the lease term. The company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct cost, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the

Note 2 – Summary of significant accounting policies – (continued).
Leases (continued)

extent they are reasonably certain to be exercised. Lease expense is recognized on the straight-line method over the lease term.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2018 are open to examination.

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $7,113 which is included in sales and marketing on the statement of operations for the year ended December 31, 2021.

Recently adopted accounting pronouncement:

The Company adopted ASU 2016-13 Financial Instruments-Credit Losses, (Topic 326 Measurement of Credit Losses on Financial Instruments), which requires entities to present financial assets, measured at amortized cost, at the net amount expected to be collected. The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. The guidance did not have a material impact on the Company's financial statements.

Note 3 – Property and equipment.

Property and equipment consist of the following as of December 31, 2021:

Furniture and fixtures	$ 53,491
Leasehold Improvements	4,558
Equipment	2,841
	60,890
Less: accumulated depreciation and amortization	55,259
	$ 5,631

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 3 – Property and equipment – (continued).

Depreciation and amortization amounted to $7,540 for the year ended December 31, 2021 and is included in general and administrative expenses on the statement of operations.

Note 4 - Paycheck protection program.

On May 12, 2020, the Company received a $149,879 loan from a bank under the SBA Paycheck Protection Program established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The loan may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act over a six-month period (the "Covered Period") commencing on May 12, 2020, the date of the note. The amount of loan forgiveness will be reduced if the borrow terminates employees or reduces salaries during the Covered Period. The Company received full forgiveness in 2021 and recorded the gain as extinguishment of debt on the statement of operations.

Note 5 – Lease commitments.

The Company has entered into non-cancelable operating leases for real estate and office equipment. The real estate lease expires August 1, 2022 and the office equipment lease expires July 1, 2024. Operating lease cost was $143,743, and is included in general and administrative expenses on the statement of operations.

Supplemental cash flow information related to the lease was as follows:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$ 143,487

Supplemental balance sheet information related to leases was as follows:

Current operating lease liabilities	$ 96,895
Noncurrent operating lease liabilities	9,554
Total operating lease liabilities	$ 106,449

Other information:

Weighted average remaining lease term-operating lease	.95 years
Weighted average discount rate-operating lease	3.75%

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 5 – Lease commitments – (continued).

Lease liability payable:

Future minimum lease payable at December 31, 2021 were as follows:

2022	$ 98,657
2023	6,224
2024	3,631
Total minimum payments required	108,512
Less discount to present value	2,063
Present value of lease liability	$ 106,449

Note 6 – Net capital requirements.

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.

At December 31, 2021, the Company's net capital was $488,445 which was $461,994 in excess of its required net capital of 6-2/3% of aggregate indebtedness of $26,451. The Company's aggregate indebtedness to net capital was 80%.

Note 7 – Concentrations.

During the year ended December 31, 2021, revenue recognized from three customers accounted for 67% of total revenues.

Note 8 – Members' equity.

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued is 10,000,000 units.

As of December 31, 2021, the Company has 6,082,847 Class A units outstanding. As of December 31, 2021, the Company has 33,000 Class C units outstanding. One member owns approximately 36% of the Class A units and three members collectively own approximately 87% of the Class C units. There are no Class B units issued.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2021

Note 8 – Members' equity – (continued).

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income or net loss

The Company's net income or net loss is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2021, the Company expects to distribute $250,000 to its members for payment of income taxes, and included this amount in Distributions payable.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 9 - Subsequent events.

Management has evaluated subsequent events through February 28, 2022, the date of which these financial statements were issued.